                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549




                                   FORM 15


    Certification and Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File
  Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934


                        Commission File Number 1-12926


                        BEACON PROPERTIES CORPORATION
           (Exact name of registrant as specified in its charater)


         50 ROWES WHARF, BOSTON, MASSACHUSETTS, 02110, (617)330-1400 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                   COMMON STOCK, $0.01 PAR VALUE PER SHARE
             8.98% Series A Cumulative Redeemable Preferred Stock
           (Title of each class of securities covered by this Form)

                                     NONE

  (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)   [ ]                    Rule 12h-3(b)(1)(ii)   [ ]
      Rule 12g-4(a)(1)(ii)  [ ]                    Rule 12h-3(b)(2)(i)    [ ]
      Rule 12g-4(a)(2)(i)   [ ]                    Rule 12h-3(b)(2)(ii)   [ ]
      Rule 12g-4(a)(2)(ii)  [ ]                    Rule 15d-6             [ ]
      Rule 12h-3(b)(1)(i)   [X]

Approximate number of holders of record as of the certification or notice date:

                                     -0-


     Pursuant to the requirements of the Securities Exhcange Act of 1934, Beacon Properties Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  December 19, 1997                    BY:  Equity Office Properties Trust
     -----------------------------------       --------------------------------
                                               as successor issuer upon the
                                               merger of Beacon Properties
                                               Corporation with and into
                                               Equity Office Properties Trust
                                            BY:  /s/ Stanley M. Stevens
                                               --------------------------------
                                            Name:  Stanley M. Stevens
                                                 -------------------------------
                                            Title:  Executive Vice President,
                                                    Chief Legal Counsel and
                                                    Secretary
                                                  ------------------------------


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.